Exhibit 3.02

BYLAWS

YPF Energía Eléctrica S.A.

Article 1 – Name and Domicile

The company is named “YPF Energía Eléctrica S.A.” (hereinafter, the “Company”). The legal domicile of the Company is located in the jurisdiction of the Autonomous City of Buenos Aires, and it may establish branches, agencies or any other representation within or outside the national territory.

Article 2 – Term

The term of the Company shall be ninety-nine (99) years, counted from the date of its registration with the Public Registry. The term may be extended.

Article 3 – Corporate Purpose

The corporate purpose of the Company is to engage, on its own account, on behalf of third parties, or in association with third parties, in the following activities: the study, exploration and exploitation of liquid and/or gaseous hydrocarbons; the industrialization, transportation and commercialization of such products and their derivatives, including petrochemical, chemical and non-fossil fuel products, bioconsumables and their components; and the generation, transportation, distribution and commercialization of electric energy from all primary sources of production, whether conventional or renewable, and any other source to be developed in the future. The Company may grant sureties, guarantees and all kinds of real or personal security for the obligations of third parties, including for the maintenance of bids or the performance of contracts, it being noted that the foregoing is limited to legal entities that are Subsidiaries, whether investees or investors of the Company itself. To such end, the Company has full legal capacity to acquire rights, assume obligations, and carry out any acts not prohibited by law or by these Bylaws.

Article 4 – Capital Stock

The capital stock is Ps. 3,800,000,000 (three billion eight hundred million Pesos), represented by a total of 950,000,000 (nine hundred fifty million) shares, of which 712,500,057 (seven hundred twelve million five hundred thousand fifty-seven) are Class A common shares, book-entry, entitled to 1 (one) vote per share, with a par value of Ps. 4 (four Pesos) each, and 237,499,943 (two hundred thirty-seven million four hundred ninety-nine thousand nine hundred forty-three) are Class B common shares, book-entry, entitled to 1 (one) vote per share, with a par value of Ps. 4 (four Pesos) each.

Article 5 – Types of Shares

Shares to be issued in connection with capital increases may be book-entry shares, common shares or preferred shares. Preferred shares may be issued with or without voting rights and may, pursuant to the terms of issuance, confer an additional benefit in the profits.

Article 6 – Default

(1) In the event of default in the payment of shares (understood as all shares representing the capital stock of the Company held by its shareholders, and any instrument convertible into shares issued or created by the Company held by its shareholders or to be created or issued in the future, whether corresponding to distributions of dividends in kind, capitalization of capital adjustment accounts or reserves, capital reductions, distribution of issuance premium and/or any other type of bonus shares, or capital increases, as well as any share that a shareholder acquires, directly or indirectly, representing the capital stock of the Company) (hereinafter, the “Shares”): (i) in the event that the default persists for a period greater than fifteen (15) days counted from, and including, the date scheduled for the payment of the outstanding amounts, interest shall accrue at the rate previously agreed upon between the Company and the subscriber of the Shares from, and including, the day immediately following the expiration of the aforementioned fifteen (15)-day period until, and excluding, the date of payment of such amounts, on the basis of a year of three hundred sixty (360) days; and (ii) the rights of the Shares in default shall be deemed automatically suspended by operation of law (without the need for any resolution of the Company to that effect) until such time as the Company has been able to exercise any of the remedies provided for in this Article in the event of default in the payment of Shares, for which purpose the Shares in default shall not be considered, during the period in which their rights are suspended, for purposes of quorum and/or majorities. For purposes of clarification, it is hereby noted that any amount paid in shall be considered a partial payment of all subscribed and unpaid shares and that default in the payment of any outstanding amount under the corresponding subscription agreement, whether on account of par value, issuance premium, interest or any other item, shall be deemed a default in the payment of the subscription price of all subscribed shares; provided, however, that the foregoing shall not prevent the application of the provisions of subsection (2)(ii)(c), if applicable.

(2) In the event that the default in the payment of the subscribed Shares persists for more than fifteen (15) days counted from, and including, the date scheduled for the payment of the outstanding amounts (an “Event of Default”): (i) the term granted by the Company for the payment of the subscribed Shares shall automatically expire, and the outstanding capital, together with any interest agreed upon between the Company and the subscriber of the Shares, and the payment of any other amount that, for any reason whatsoever, is owed to the Company under the subscription agreement entered into between the Company and the subscriber of the Shares, shall become immediately due and payable without the need for any notice or demand by the Company—such demands being deemed waived by the capital subscriber of the Company—and the Company shall have the right to demand payment of all such amounts; (ii) the Company may elect any of the procedures set forth in Section 193 of the General Companies Law, except for the right to sell at public auction or through a stock broker the subscription rights corresponding to the Shares in default, which right the Company waives. In the event that the Company decides to cancel the Shares in default, a portion thereof (and not all of them) shall be cancelled in accordance with the following procedure: (a) the Company shall calculate the portion of the subscription price that has not been paid by the subscriber of the Shares (expressed as a percentage of the total subscription price) (the “Unpaid Percentage”); (b) the Company shall deduct from the portion of the subscription price effectively paid the amount resulting from multiplying the Unpaid Percentage by the sum of all amounts paid by the subscriber of the Shares on account of payment of such Shares (the amount to be deducted, the “Penalty”, and the result of the deduction, the “Allocable Amount”); (c) the Company shall then allocate the Allocable Amount for the purpose of paying in full one hundred percent (100%) of the subscription price (including par value and issuance premium) of the greatest possible number of Shares; and (d) the remaining Shares that have not been fully paid through the mechanism set forth in (c) shall be cancelled by the Company and the Penalty shall irrevocably remain with the Company pursuant to Section 193 of the General Companies Law.

(3) In any decision in which the existence of an Event of Default or the remedies set forth in this Article 6 or in Sections 192 or 193 of the General Companies Law are considered, the Chairman of the Company shall, in the event of a tie, be entitled to cast an additional vote to break the tie.

(4) The remedies set forth in subsection (2)(ii) of this Article 6 shall be alternative and not cumulative, it being clarified that the interest referred to in subsection (2)(i) of this Article 6 shall only be applicable in the event that the Company decides to demand performance of the breached subscription agreement and payment of the amounts not paid in a timely manner. The remedies set forth herein shall be the sole recourse of the Company in the event of default in the payment of subscribed Shares.

(5) In the event of an Event of Default, the shareholders shall take all actions reasonably necessary to enable the Company to exercise the rights set forth in this Article 6.

(6) The directors (regular and alternate) appointed by the shareholder that has incurred in default in the payment of its Shares shall have, without admitting evidence to the contrary, a conflicting interest within the meaning of Section 272 of the General Companies Law in any decisions relating to the existence of an Event of Default or the exercise of any of the rights set forth in this Article 6. In such cases, for purposes of the quorum of the Board of Directors and the required majorities, only the remaining members of the Board of Directors of the Company shall be considered. The Company shall nevertheless send a copy of the decisions adopted as soon as practicable after they are adopted.

Article 7 – Subscription of Shares

In the event that the Company increases its capital stock and issues new Shares, the shareholders shall have the right to participate in the subscription of such increase in proportion to their interest in the capital stock of the Company, as applicable. To such end, the shareholders shall have the right to receive Shares of the same class, in the same proportion, and with the same preferences and privileges as the Shares held by them at the time of exercising preemptive rights.

Article 8 – Restrictions on the Transfer of Equity Interests

(a) The shareholders may Transfer their Equity Interests, and Indirect Equity Interests may be Transferred, without the prior consent of the other shareholders; provided, however, that any Transfer shall be subject to compliance with the provisions of this Article 8 and Articles 9 and 10, unless such Transfer: (i) is a Permitted Transfer; or (ii) results from the exercise of rights previously agreed upon among all shareholders of the Company.

(b) No shareholder may Transfer its Equity Interests and no Indirect Equity Interests may be Transferred if, as a result of such Transfer: (i) any Competitor would become the holder of fifteen percent (15%) or more of the Equity Interests, directly or indirectly; or (ii) any Prohibited Person would become the holder of Equity Interests or Indirect Equity Interests; or (iii) applicable law would be violated. The Transfer of Equity Interests or Indirect Equity Interests to a Competitor shall be notified to the other classes of shares together with all relevant information (including, without limitation, the identity of the Competitor and the Equity Interests or Indirect Equity Interests Transferred).

(b) Any Transfer of Equity Interests or Indirect Equity Interests in violation of these Bylaws shall be null and void and of no effect. The Company agrees that it shall not cause, permit or recognize any Transfer of Equity Interests, and the shareholders agree that they shall not cause, permit or give effect to any Transfer of Indirect Equity Interests in the records of any indirect shareholder, unless the Transfer in question has been made in accordance with the terms of these Bylaws. Upon reasonable request by a shareholder, the other shareholders shall provide reasonable information and documentation to prove that no such Transfer of Indirect Equity Interests has occurred.

(c) Upon any Transfer of Equity Interests, such Equity Interests shall not be converted into Equity Interests of another class by reason of such Transfer, regardless of who was the original holder or the purchaser thereof. On each occasion on which new Equity Interests are subscribed by any shareholder, the Equity Interests shall be of the class originally held by the subscribing shareholder.

(d) No shareholder shall Transfer, or agree to Transfer, or cause or permit any Transfer, and the Company shall not register (whether at the request of a shareholder, by legal mandate, or as a result of enforcement against, or liquidation of, a shareholder for any reason, including, without limitation, bankruptcy) any Transfer or issuance of Equity Interests, or register the transferee or subscriber in the share register of the Company, if the Company has not obtained, to its full satisfaction, all necessary consents or permissions from third parties with which the Company may have existing agreements that could restrict such Transfer or impose adverse effects by reason of such Transfer if such consents or permissions were not obtained (such as the suspension or loss of rights, mandatory prepayments or acceleration of the payment terms of any indebtedness). The Company shall use reasonable efforts to procure such consents or permissions as soon as possible. The Company shall not register any lien on the Equity Interests without recording that its enforcement shall be subject to the restrictions set forth in these Bylaws.

(e) For the purposes of this Article:

(i) “Indirect Shareholder” shall mean the Ultimate Indirect Shareholder and all persons holding Indirect Equity Interests below the Ultimate Indirect Shareholder;

(ii) “Affiliate” shall mean, with respect to any person, any other person directly, or indirectly through one or more intermediaries, Controlling, Controlled by, or under common Control with, such person, excluding in the case of YPF S.A.: (y) its shareholders; and (z) except for any person directly or indirectly Controlled by YPF S.A. through one or more intermediaries, any other person directly, or indirectly through one or more intermediaries, Controlling, Controlled by, or under common Control with, such shareholders of YPF S.A.;

(iii) “Competitor” shall mean any energy generation platform (other than a Single-Asset Owner) that competes with the Company or any of its Subsidiaries in the energy generation business in Argentina, provided that any energy generation platform that holds energy generation assets in the Argentine Republic with a total energy generation capacity of less than 500 megawatts shall not be considered a Competitor;

(iv) “Control” or “control” (including the terms “controlled by” or “under common control with”), with respect to the relationship between two or more persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting interests, by contract or otherwise;

(v) “Equity Interests” shall mean all shares of the Company, all securities or rights, directly or indirectly, convertible into shares of the Company, and all options and other rights to acquire, directly or indirectly, shares of the Company or securities or rights convertible into shares of the Company, whether at the time of issuance, by the passage of time or upon the occurrence of a future event;

(vi) “Indirect Equity Interests” shall mean securities, shares, quotas, units or other equity participation held by any Indirect Shareholder by virtue of which such Indirect Shareholders indirectly hold Equity Interests;

(vii) “Subsidiary” shall mean any entity under the Control of the Company or under the common Control of the Company with any other person or persons;

(viii) “Transfer” shall mean (a) any voluntary or involuntary transfer (including by reason of a forced execution through the enforcement of a pledge or lien), sale, assignment, donation, exchange or any other form of disposition of any nature of Equity Interests (including by reason of derivatives, swaps, option grants or other similar instruments), or any other assignment of the economic interest or beneficial ownership of Equity Interests; (b) any grant, declaration, creation, transfer or disposition of any economic or political right of the Equity Interests (including preemptive rights and accretion rights and including by reason of derivatives, swaps, option grants or other similar instruments); or (c) any conditional or unconditional agreement to carry out any of the acts referred to in (a) and (b) of this subsection (viii);

(ix) “Permitted Transfer” shall mean: (a) any transfer of all or part of the Equity Interests of a shareholder, or Indirect Equity Interests held by an Indirect Shareholder, as the case may be, to any of its Affiliates or to any person in which the relevant shareholder or any of its Affiliates holds fifty percent (50%) or more of its capital stock, provided that: (y) any such Affiliate or person shall return the Equity Interests or Indirect Equity Interests, as applicable, to the original transferor or to an Affiliate of the original transferor within five (5) calendar days prior to ceasing to be considered an Affiliate of such original transferor; and (z) such transfer shall not violate Article 8(b) of these Bylaws; (b) any Transfer of all or part of the Equity Interests held by a shareholder to another shareholder, provided that such Transfer does not violate Article 8(b) of these Bylaws; or (c) any transfer permitted under the subscription agreements entered into by the Company with its shareholders. No Transfer of Equity Interests or Indirect Equity Interests, even if meeting the foregoing conditions, shall be a Permitted Transfer if the purpose of the Transfer is to circumvent the restrictions of Article 8 of these Bylaws;

(x) “Single-Asset Owner” shall mean any person that holds in the Argentine Republic, directly or indirectly, a single thermal energy generation asset or a single renewable energy generation asset, in both cases with a generation capacity per asset of less than 250 megawatts (for these purposes, Single-Asset Owner shall also include expansions to the original generation asset);

(xi) “Ultimate Indirect Shareholder” shall mean the first person that, going up the chain of holders of Indirect Equity Interests, holds Indirect Equity Interests whose assets and liabilities, valued on a combined basis (but excluding the value of the Indirect Equity Interests held by such person), amount to at least US$275,000,000 (two hundred seventy-five million United States Dollars) at the time of calculation;

(xii) “Prohibited Person” shall mean any person prohibited as previously agreed upon among all shareholders of the Company;

(xiii) “Initial Public Offering” shall mean the consummation of the first public offering of Equity Interests of the Company in the Argentine Republic or in the United States of America.

Article 9 – Right of First Offer

(a) Except for (i) Permitted Transfers; or (ii) Transfers pursuant to supplementary agreements entered into between the Company and all of its shareholders, in the event that any shareholder (the “Transferring Shareholder”) intends to Transfer all or part of its Equity Interests (the “Offered Equity Interests”) after the Restriction Period, it shall offer the Offered Equity Interests to the other shareholders (the “Non-Transferring Shareholders”) by delivering a written notice (the “Transfer Notice”), which shall indicate its good faith intention to Transfer the Offered Equity Interests and shall specify: (i) the number and class of the Offered Equity Interests proposed to be Transferred; and (ii) the material terms and conditions (but not the price) upon which the Transfer of such Offered Equity Interests is proposed.

(b) During a period of sixty (60) days from the date of receipt of the Transfer Notice (the “Offer Period”), the Non-Transferring Shareholders shall have the right, but not the obligation, to deliver a written notice to the Transferring Shareholder, which shall be irrevocable once delivered, indicating their willingness to purchase all, and not less than all, of the Offered Equity Interests at the price indicated in such written notice (the “Offer Price”), which shall be in cash and payable in United States Dollars (with a waiver of any right that may permit the Non-Transferring Shareholder to discharge its obligation in a currency other than United States Dollars, including, without limitation, the right set forth in Section 765 of the Civil and Commercial Code of the Nation), under the other material terms and conditions set forth in the written notice of the Non-Transferring Shareholder, provided they do not contradict the terms of the Transfer Notice (the “Offer Notice”). The delivery of an Offer Notice by a Non-Transferring Shareholder shall constitute an irrevocable offer by such Non-Transferring Shareholder to the Transferring Shareholder (the “Offer”) to purchase the Offered Equity Interests from the Transferring Shareholder at the Offer Price on the terms of the Offer Notice. The failure by any Non-Transferring Shareholder to deliver an Offer Notice within the Offer Period shall be deemed a waiver of the purchase rights set forth herein with respect to the potential Offer.

(c) The Transferring Shareholder shall have a period of fifteen (15) business days from receipt of the last of the Offer Notices to notify the Non-Transferring Shareholders that have delivered Offer Notices whether it accepts or rejects the same. If the Transferring Shareholder accepts an Offer by a Non-Transferring Shareholder, the Non-Transferring Shareholder shall consummate the purchase of all, but not less than all, of the Offered Equity Interests at the Offer Price and on the terms and conditions set forth in the Offer Notice, within thirty (30) days following the date of acceptance by the Transferring Shareholder of the Offer (the “Implementation Period”). The Implementation Period shall be extended by an additional reasonable period, not to exceed one hundred eighty (180) days, to the extent necessary to obtain any regulatory approval or consent from the relevant governmental authorities. The shareholders shall take all actions necessary to consummate the transfer of the Offered Equity Interests to the Non-Transferring Shareholder, including the execution of agreements and the delivery of certificates, instruments and consents deemed necessary or appropriate.

(d) If the Transferring Shareholder does not accept the Offer of any of the Non-Transferring Shareholders, or if the Transfer does not occur during the Implementation Period for reasons attributable to the Non-Transferring Shareholder, then the Transferring Shareholder shall be permitted to enter into a definitive and binding agreement to transfer all, but not less than all, of the Offered Equity Interests to a third party at a price not lower than the highest Offer Price received and, in general, on terms that taken as a whole are not more favorable to the third-party purchaser than the terms set forth in the most favorable Offer Notice; provided, however, that the Non-Transferring Shareholder acknowledges that any third-party purchaser may reasonably require additional representations and warranties with respect to the Company and that the granting of such representations and warranties shall not be considered more favorable to such third party for such purposes. Any sale to a third party shall be completed within one hundred eighty (180) days from the expiration of the Offer Period (which period may be extended for an additional period of time not to exceed one hundred eighty (180) days, to the extent reasonably necessary to obtain regulatory approvals or consents from the relevant governmental authorities). If upon expiration of such period the Transferring Shareholder has not completed the Transfer in question (a “Failed Transfer”), the Transferring Shareholder shall not Transfer the Offered Equity Interests without first having again complied with the provisions of this subsection (d). Upon request by the Non-Transferring Shareholders, the Transferring Shareholder shall provide all reasonable information and documentation to verify that the conditions agreed upon with the third party comply with the provisions of this Article.

(e) (i) Except for (y) Permitted Transfers; or (z) Transfers pursuant to supplementary agreements entered into between the Company and all of its shareholders, in the event that any Indirect Shareholder (the “Transferring Indirect Shareholder”) intends to Transfer all or part of its Indirect Equity Interests (the “Offered Indirect Equity Interests”) after the Restriction Period, then the shareholder whose Equity Interests are indirectly held by such Indirect Shareholder (the “Direct Shareholder”) shall offer to the other shareholders (other than the Affiliates of the Direct Shareholder) (the “Non-Transferring Indirect Shareholders”) by delivering a written notice (the “Indirect Transfer Notice”) a number of Equity Interests of the Direct Shareholder equivalent to the number of interests that the Indirect Shareholder holds in the Company through the Offered Indirect Equity Interests (the “Equivalent Equity Interests”), which shall indicate its good faith intention to Transfer the Offered Indirect Equity Interests and shall specify: (1) the number and class of the Offered Indirect Equity Interests proposed to be Transferred; and (2) the material terms and conditions (but not the price) upon which the Transfer of the Offered Indirect Equity Interests is proposed.

(ii) During a period of sixty (60) days from the date of receipt of the Indirect Transfer Notice (the “Indirect Offer Period”), the Non-Transferring Indirect Shareholders shall have the right, but not the obligation, to deliver a written notice to the Direct Shareholder, which shall be irrevocable once delivered, indicating their willingness to purchase all, and not less than all, of the Equivalent Equity Interests at the price indicated in such written notice (the “Indirect Offer Price”), which shall be in cash and payable in United States Dollars (with a waiver of any right that may permit the Non-Transferring Indirect Shareholder to discharge its obligation in a currency other than United States Dollars, including, without limitation, the right set forth in Section 765 of the Civil and Commercial Code of the Nation), under the other material terms and conditions set forth therein, provided they do not contradict the terms of the Indirect Transfer Notice (the “Indirect Offer Notice”). The delivery of an Indirect Offer Notice by a Non-Transferring Indirect Shareholder shall constitute an irrevocable offer by such Non-Transferring Indirect Shareholder to the Direct Shareholder (the “Indirect Offer”) to purchase the Equivalent Equity Interests from the Direct Shareholder at the Indirect Offer Price on the terms of the Indirect Offer Notice. The failure by any Non-Transferring Indirect Shareholder to deliver an Indirect Offer Notice within the Indirect Offer Period shall be deemed a waiver of the purchase rights set forth herein with respect to the potential Indirect Offer.

(iii) The Direct Shareholder shall have a period of fifteen (15) business days from receipt of the last of the Indirect Offer Notices to notify the Non-Transferring Indirect Shareholders that have delivered Indirect Offer Notices whether it accepts or rejects the same. If the Direct Shareholder accepts an Indirect Offer by a Non-Transferring Indirect Shareholder, the Non-Transferring Indirect Shareholder shall consummate the purchase of all, but not less than all, of the Equivalent Equity Interests at the Indirect Offer Price and on the terms and conditions set forth in the Indirect Offer Notice, within thirty (30) days following the date of acceptance by the Direct Shareholder of the Offer (the “Indirect Implementation Period”). The Indirect Implementation Period shall be extended by an additional reasonable period, not to exceed one hundred eighty (180) days, to the extent necessary to obtain any regulatory approval or consent from the relevant governmental authorities. The shareholders shall take all actions necessary to consummate the transfer of the Equivalent Equity Interests to the Non-Transferring Indirect Shareholder, including the execution of agreements and the delivery of certificates, instruments and consents deemed necessary or appropriate.

(iv) If the Direct Shareholder does not accept the Indirect Offer of any of the Non-Transferring Indirect Shareholders, or if the Transfer does not occur during the Indirect Implementation Period for reasons attributable to the Non-Transferring Shareholder, then the Transferring Indirect Shareholder shall be permitted to enter into a definitive and binding agreement to transfer all, but not less than all, of the Offered Indirect Equity Interests to a third party at a price not lower than the highest Indirect Offer Price received and, in general, on terms that taken as a whole are not more favorable to the third-party purchaser than the terms set forth in the most favorable Indirect Offer Notice (for which purposes, assets or contingencies unrelated to the Company and its Subsidiaries shall not be taken into account); provided, however, that the Non-Transferring Indirect Shareholder acknowledges that any third-party purchaser may reasonably require additional representations and warranties with respect to the Company and that the granting of such representations and warranties shall not be considered more favorable to such third party for such purposes. Any sale to a third party shall be completed within one hundred eighty (180) days from the expiration of the Offer Period (which period may be extended for an additional period of time not to exceed one hundred eighty (180) days, to the extent reasonably necessary to obtain regulatory approvals or consents from the relevant governmental authorities). If upon expiration of such period the Transferring Indirect Shareholder has not completed the Transfer in question (a “Failed Indirect Transfer”), the Transferring Indirect Shareholder shall not Transfer the Offered Indirect Equity Interests without first having again complied with the provisions of this subsection (e).

(f) No shareholder may initiate the procedures set forth in this Article 9 during any year in which there have been two (2) Failed Transfers or two (2) Failed Indirect Transfers (or one (1) of each) related to such shareholder.

Article 10 – Tag-Along Right

(a) As long as the Class B shareholders hold Equity Interests representing twenty-five percent (25%) or less of the total Equity Interests and a Third-Party Investor has not subscribed additional Equity Interests representing twenty-four percent (24%) or more of additional Equity Interests, in the event that a Class A shareholder intends to Transfer all or part of its Equity Interests (provided that such Transfer is not a Permitted Transfer or in exercise of rights agreed upon among all shareholders and the Company) at any time after the expiration of the

Restriction Period and once the right of first offer set forth in Article 9 has been granted (the “Class A Transferring Shareholder”), it shall notify the Class B shareholders in writing (the “Transfer Notification”) at least thirty (30) days in advance of the date scheduled for the effective transfer of its Equity Interests. The Transfer Notification shall (i) reasonably describe the proposed Transfer, including, without limitation, the number and class of Equity Interests to be Transferred (the “Maximum Share Amount”), the identity of the potential purchaser (the “Potential Purchaser”), the purchase price of the Equity Interests to be sold, the other terms and conditions of the proposed Transfer and the estimated date of consummation of the Transfer (the “Proposed Closing”); and (ii) attach a copy of the definitive share purchase agreement under which the Transfer of Class A shares would be consummated (the “Share Purchase Agreement”).

(b) By delivering a written notice to the Class A Transferring Shareholder within ten (10) business days following receipt of the Transfer Notification (the “Response Deadline”), the Class B shareholders shall have the right (but not the obligation) to participate in the proposed Transfer on the same terms and conditions described in the Transfer Notification, including, without limitation, the making—on a several (non-joint) basis—of the same representations and warranties, the assumption of the same covenants and the same indemnification obligations agreed upon by the Transferring Shareholder in the Share Purchase Agreement, in proportion to their participation in the offer to the Potential Purchaser. If a Class B shareholder decides to participate in the Transfer described in the Transfer Notification, such Class B shareholder shall irrevocably notify the Class A Transferring Shareholder in writing of the maximum number of Equity Interests it wishes to transfer (the “Exercise Notice”). Such Class B shareholder shall have the right to Transfer a number of Equity Interests equal to or less than the proportion corresponding to such Class B shareholder of the Maximum Share Amount, as set forth in the Transfer Notification. Such proportion shall be a fraction, the numerator of which shall be the number of Equity Interests held by such Class B shareholder immediately prior to the Transfer Notification, and the denominator of which shall be the total number of Equity Interests outstanding prior to the Transfer in question. In the event that any Class B shareholder decides not to participate in the notified Transfer or decides to Transfer fewer Equity Interests than the Maximum Share Amount it would have been entitled to transfer (the excess of Equity Interests that the Class B shareholder declined to Transfer shall hereinafter be referred to as the “Excess Transferable Class B Equity Interests”), then each Class B shareholder that indicated in its Exercise Notice that its intention was to Transfer the maximum number of Equity Interests it could transfer shall have the right to sell an additional number of Equity Interests equivalent to its proportional holding calculated over the Excess Transferable Class B Equity Interests, in relation to all other Class B shareholders.

(c) The Class B shareholder that decides to participate in the Transfer of Equity Interests shall consummate the transfer of its Equity Interests by delivering to the Potential Purchaser at the time of the Proposed Closing: (i) one or more certificates and other instruments, as applicable, in proper form for Transfer, representing the number of Equity Interests that such Class B shareholder has elected to Transfer; (ii) the Share Purchase Agreement executed by such Class B shareholder, on substantially the same terms and conditions as those included in the Transfer Notification (adjusted in proportion to its equitable participation in the Transfer), adjusted as to the number of Equity Interests and identity, signatories and domicile of such Class B shareholder; (iii) wire transfer instructions for the purchase price payable to the Class B shareholder by the Potential Purchaser in the proposed Transfer; and (iv) executed copies of the notices, agreements, documents or certificates provided for in the Share Purchase Agreement delivered together with the Transfer Notification, all of which shall be delivered to the Potential Purchaser at the time of payment of the purchase price. The Transfer of Equity Interests by the Transferring Shareholder shall be effective on terms and conditions that shall not be more favorable than those set forth in the respective Transfer Notification.

(d) The exercise or non-exercise of the rights of a Class B shareholder to participate in one or more Transfers of Equity Interests made by a Class A Transferring Shareholder shall not adversely affect the right of such Class B shareholder to participate in subsequent Transfers of Equity Interests by a Class A Transferring Shareholder.

(e) The Class B shareholders shall take all measures reasonably necessary to consummate any Transfer contemplated in this Article, including the execution of agreements and the delivery of certificates and instruments, in each case consistent with the agreements to be entered into and the certificates to be delivered by the Class A Transferring Shareholder.

(f) The Class A Transferring Shareholder shall have a period of one hundred eighty (180) days from the expiration of the Response Deadline to Transfer the Equity Interests described in the Transfer Notification on terms and conditions not more favorable to the third-party purchaser than those identified in the Transfer Notification. Such period may be extended for an additional period of time not to exceed one hundred eighty (180) days, to the extent reasonably necessary to obtain regulatory approvals or consents from the relevant governmental authorities. If at the end of such period the Class A Transferring Shareholder has not completed such Transfer, such Class A Transferring Shareholder shall not Transfer the Offered Equity Interests subject to Articles 9 and 10 of these Bylaws without first having again complied with the provisions of this Article 10.

(g) If the Class A Transferring Shareholder Transfers to the Potential Purchaser all or part of its Equity Interests in violation of this Article 10, then the Class B shareholders shall have the right to Transfer to the Class A Transferring Shareholder, and the Class A Transferring Shareholder shall be obligated to acquire from the Class B shareholders, up to one hundred percent (100%) of the Equity Interests that the Class B shareholders would have been entitled to Transfer to the Potential Purchaser under this Article 10 at a price per share, for the same consideration and on the same terms and conditions under which the Potential Purchaser acquired such Equity Interests from the Class A Transferring Shareholder, but without offering any indemnification to the Class A Transferring Shareholder (except for breaches in matters of representations relating to capacity, ownership of the Transferred Equity Interests and the absence of liens thereon), it being clarified that nothing herein shall limit the right of the Class B shareholders to pursue alternative remedies against the Transferring Shareholder by virtue of the violation of Articles 9 and 10. The Class A Transferring Shareholder shall be obligated to reimburse the Class B shareholders for all expenses and fees, including those incurred in enforcing the rights set forth in this Article.

(h) No Transfer of Equity Interests by the Class B shareholders pursuant to this Article 10 shall be subject to compliance by such shareholders with the procedure set forth in Article 9. For the purposes of this Article: (i) “Third-Party Investor” means any shareholder other than the Original Shareholders; and (ii) “Original Shareholders” means GE EFS POWER INVESTMENTS B.V. and its Affiliates, YPF S.A. and its Affiliates, and Operadora de Estaciones de Servicios S.A. and its Affiliates.

Article 11 – Pledge and Encumbrance of Shares

The shareholders shall have the right, at any time, to create pledges or liens on their Shares, provided that the beneficiary of such pledge or lien unconditionally accepts in writing, simultaneously with the creation of such pledge or lien, that the enforcement of the pledge or lien, as the case may be, shall be subject to the restrictions on the transfer of shares of the Company set forth in these Bylaws.

Article 12 – Board of Directors

The direction and management of the Company shall be entrusted to a Board of Directors composed of a total of eight (8) regular directors and up to eight (8) alternate directors, with a term of office of three fiscal years, who may be re-elected indefinitely. The members of the Board of Directors shall be elected as follows:

(I) The Class A shareholders shall have the right to appoint six (6) regular directors and up to six (6) alternate directors, and the Class B shareholders shall have the right to appoint two (2) regular directors and up to two (2) alternate directors;

(II) As long as the Class A shares represent at least 24.5% (twenty-four point five percent) of the capital stock of the Company, such class shall have the right to appoint the Chairman of the Board of Directors, and as long as the Class B shareholders represent at least 24.5% (twenty-four point five percent) of the capital stock, such class shall have the right to appoint the Vice Chairman of the Board of Directors.

Any regular or alternate director appointed by a class of shares may be removed at any time by resolution of the class of shares that elected such director. Alternate directors may only replace regular directors elected by the same class of shares that elected the alternate director in question. In the event of absence or vacancy for any reason, including, without limitation, death, resignation, removal, leave of absence and/or supervening incapacity of a regular director, such director shall be automatically replaced, or in any event at the first Board of Directors meeting thereafter (without the need for an express resolution of the Board of Directors), by an alternate director or a new regular director elected by the shareholders of the same class that appointed the regular director who is absent or has ceased to hold office. As a guarantee for the proper performance of their duties, each regular director shall provide the Company with a guarantee in an amount to be determined by the Shareholders’ Meeting, which shall not be less than the amount established by applicable laws and regulations, and such guarantee shall be constituted under the conditions and in the forms provided for by applicable legal and regulatory provisions.

Article 13 – Quorum and Majorities

Notice of meetings shall be given to all directors as well as to the syndics of the Company, indicating the proposed agenda and the date, time and place of the meeting, as well as the agenda to be considered, by email with at least seven (7) business days’ advance notice, for which purposes both the day on which the notice is given and the day of the Board of Directors meeting shall be counted as business days, unless otherwise unanimously agreed by the directors. Alternate directors shall have the right to be notified of Board of Directors meetings that are called, and to participate and vote therein, exclusively in the event that the Chairman of the Board of Directors has been previously notified by email of the attendance of the alternate director in question at the meeting called in replacement of a regular director (who shall be identified in the notice sent to the Chairman) elected by the same class of shares that elected the alternate director in question.

Unless unanimously agreed by the directors, meetings shall be held on a business day and matters not included in the proposed agenda may not be considered. Unless agreed by a majority of the regular directors, the Board of Directors shall meet on a monthly basis at the place determined by the Chairman of the Board of Directors. Members of the Board of Directors may participate in meetings by telephone conference, videoconference or any other means of communication that allows participants to hear each other.

Board of Directors meetings shall be deemed legally constituted provided that a majority of the members of the Board of Directors are present. For quorum purposes, directors participating remotely shall also be counted. The respective minutes shall be signed by the attending directors; for purposes of such signature, directors participating remotely may authorize another director to sign the minutes on their behalf. The minutes shall expressly record the names of the directors who participated remotely, as well as the means of transmission used for communication with the members present. The members of the Supervisory Committee shall expressly record the regularity of the decisions adopted.

Decisions shall be adopted by the affirmative vote of the absolute majority of the members present. In the event of a tie, the Chairman shall not have a casting vote, except in the case provided for in Article 6 of these Bylaws.

Article 14 – Powers of the Board of Directors

The Board of Directors shall have all powers to manage and dispose of the assets of the Company, including those requiring special powers pursuant to Section 375 of the Civil and Commercial Code of the Nation and Section 9 of Decree-Law No. 5965/63. Accordingly, it may enter into, on behalf of the Company, all manner of legal acts tending to the fulfillment of the corporate purpose, including: operating with the Banco de la Nación Argentina, the Banco de la Provincia de Buenos Aires and all kinds of banks, entities or financial companies or official credit institutions, and/or granting any general acts of administration and disposition of assets or other acts with the purpose and scope it deems appropriate.

The legal representation of the Company shall correspond to the Chairman of the Board of Directors; in the event of absence, impediment or incapacity of the Chairman, it shall correspond to the Vice Chairman, who shall replace the Chairman in such cases for all purposes.

Article 15 – Supervisory Committee

The supervision of the Company shall be exercised by a Supervisory Committee composed of three (3) regular syndics and three (3) alternate syndics. The members of the Supervisory Committee shall be appointed as follows: (i) the Class A shareholders shall have the right to appoint two (2) regular members and two (2) alternate members and shall appoint the Chairman of the Supervisory Committee; and (ii) the Class B shareholders shall have the right to appoint one (1) regular member and one (1) alternate member and shall appoint the Vice Chairman of the Supervisory Committee.

In the event that Classes A and B each represent fifty percent (50%) of the ordinary capital stock with voting rights of the Company, then (i) Class A shall have the right to appoint one (1) regular syndic and one (1) alternate syndic; (ii) Class B shall have the right to appoint one (1) regular syndic and one (1) alternate syndic; and (iii) both classes shall jointly appoint one (1) regular syndic and one (1) alternate syndic. In such latter case, the Chairman and Vice Chairman of the Supervisory Committee shall be appointed annually and on an alternating basis by Class A and Class B.

Furthermore, if the Class A shareholders come to represent more than 87.5% (eighty-seven point five percent) of the ordinary capital stock with voting rights of the Company, then such class shall have the right to appoint three (3) regular syndics and three (3) alternate syndics, as well as the right to appoint the Chairman and the Vice Chairman of the Supervisory Committee.

In the event of absence or vacancy for any reason, including, without limitation, death, resignation, removal, leave of absence and/or supervening incapacity of a regular syndic, such syndic shall be automatically replaced, or in any event at the first meeting of the Supervisory Committee thereafter (without the need for an express resolution of the Supervisory Committee), by an alternate syndic or a new regular syndic elected by the shareholders of the same class that appointed the regular syndic who is absent or has ceased to hold office. Alternate syndics shall have the right to be notified of Supervisory Committee meetings that are called, and to participate and vote therein, exclusively in the event that the Chairman of the Supervisory Committee has been previously notified by email of the attendance of the alternate syndic in question at the meeting called in replacement of a regular syndic (who shall be identified in the notice sent to the Chairman of the Supervisory Committee) elected by the same class of shares that elected the alternate syndic in question.

The Supervisory Committee shall meet at least once every three months and on an extraordinary basis at the request of any of its members or at the express request of the Board of Directors or the shareholders. It shall hold sessions and adopt its resolutions with the presence and vote of at least two of its members, and its resolutions shall be recorded in a minute book. If there is a dissenting member of the Supervisory Committee, such member may state the grounds for its vote and shall have the rights, powers and duties set forth in Section 294 of Law No. 19,550, as amended. The syndics shall hold office for one year and may be re-elected indefinitely.

Article 16 – Shareholders’ Meetings

Shareholders’ Meetings shall be called simultaneously on first and second call, in the manner established by Section 237 of the General Companies Law, without prejudice to the provisions therein regarding a unanimous meeting. In the case of successive calls, the provisions of Section 237 referenced above shall apply. The period provided for in the second paragraph of Section 236 of the General Companies Law shall be no more than fifteen (15) days counted from the date on which any of the shareholders meeting the conditions set forth in such Section request the calling of an Ordinary or Extraordinary Shareholders’ Meeting. In the event that the Board of Directors does not meet and approve within three (3) days of being requested the calling of the meeting requested pursuant to the preceding sentence, any member of the Supervisory Committee may do so, and the meeting shall be held within the maximum period referred to in the preceding sentence.

Shareholders’ Meetings, regardless of their type, may be held remotely and may function with attendees present or connected by means of simultaneous transmission of sound, images and words, such as videoconference or other comparable means, provided that the applicable rules regarding accreditation, registration, quorum determination and representation are observed, and that the virtual confluence and simultaneity of participants, as well as the immediacy of the process of verbal communication and voting, are ensured. The Supervisory Committee shall record the regularity of the decisions adopted. The Board of Directors shall establish the regulations and other technical matters regarding remote participation for such meetings and their proper recording, all in accordance with applicable regulations and in compliance with the provisions of the supervisory authority. In all cases, such meetings shall maintain the same jurisdiction as that of the Company.

The quorum computation for remote Shareholders’ Meetings shall include shareholders present through means of simultaneous transmission of sound or of image and sound, whether current or to be created in the future, and in accordance with applicable regulations. The holders of class shares issued by the Company may hold special class meetings without the need for prior notice or call (self-convened) for the purpose of appointing and removing members of the Board of Directors or syndics, provided that all holders of the shares of the relevant class are present at such meeting and the items on the agenda of such meeting are approved unanimously by such class shares.

Quorum and majorities shall be governed by Sections 243 and 244 of the General Companies Law, according to the type of meeting, call and subject matter involved.

Article 17 – Fiscal Year

The fiscal year shall close on December 31 of each year. As of such date, the financial statements shall be prepared in accordance with applicable legal provisions and technical standards. The Shareholders’ Meeting may amend the fiscal year closing date, registering the relevant resolution with the Public Registry.

Realized and liquid profits shall be allocated as follows: (a) five percent (5%), until reaching twenty percent (20%) of the capital stock, to the legal reserve fund; (b) remuneration of the Board of Directors and syndics; and (c) the balance, to dividend distributions.

The Company shall maximize dividend distributions, taking into consideration the following parameters: (i) that such dividends are appropriate in accordance with the prudent financial policy of the Company; and (ii) that the Company maintains sufficient funds, or has projected to have sufficient funds during the fiscal year in which the dividend distribution is approved, to carry out the projects approved by the Board of Directors prior to the dividend distribution. Dividends must be paid in proportion to the respective paid-in contributions as soon as possible and reasonable, but in no event later than the end of the fiscal year in which they were approved.

Article 18 – Liquidation

The liquidation of the Company may be carried out by the Board of Directors or by the liquidators appointed by the Shareholders’ Meeting, under the supervision of the Supervisory Committee. Once the liabilities have been settled and the capital has been reimbursed, any remaining balance shall be distributed among the shareholders in proportion to their respective paid-in contributions.

Article 19 – Arbitration

In the event of any divergence, controversy, challenge, liability claim or dispute arising within the Company, without exception, in particular and without prejudice to the generality of the foregoing, between the Company and its shareholders, among the shareholders, between them and the corporate bodies or their members, including with respect to these Bylaws, the resolutions of the corporate bodies or the conduct of their members, their validity, characterization, interpretation, scope, performance or enforcement, the matter shall be finally resolved by the General Arbitration Tribunal of the Buenos Aires Stock Exchange (Tribunal de Arbitraje General de la Bolsa de Comercio de Buenos Aires) in accordance with the rules then in effect for arbitration at law, which the parties hereby declare they are aware of and accept, the parties waiving any remedy against the award. For the enforcement of the award and for all matters that by their nature may not be submitted to the arbitration at law referred to herein, the ordinary national commercial courts of the Federal Capital shall have jurisdiction, with the parties waiving any other forum or jurisdiction.

Transitional Clause One

With respect to the capital increase subscribed by GE EFS Power Investments B.V. at the Ordinary and Extraordinary Shareholders’ Meeting held on March 20, 2018, and without prejudice to the foregoing provisions and the provisions of Article 6 regarding default on shares, the shareholders agree that, as long as the Class B shareholders have not complied with the terms set forth in the corresponding share subscription agreements for the payment of the shares subscribed by them (hereinafter, the “Event of Default”), the Company may withhold all dividends corresponding to the Class B shareholders for so long as the Event of Default continues, and apply such amounts to the payment of such shares, including their par value, issuance premium and payment of interest arising from the Event of Default.

Transitional Clause Two

No shareholder of the Company may Transfer Equity Interests, and the shareholders agree that no Indirect Equity Interests may be Transferred, in whole or in part, without the consent of the other shareholders until March 20, 2019 (the “Restriction Period”), except that such Transfer: (i) is a Permitted Transfer; or (ii) results from the exercise of rights previously agreed upon among all shareholders of the Company; or (iii) in the case of Class B shares, is made in connection with an Initial Public Offering.

In the event that an Event of Default has occurred and is continuing, the Restriction Period shall be extended, with respect to the defaulting shareholder, until such Event of Default has been cured or the rights provided for in the corresponding subscription agreement have been enforced.